UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of March 15, 2010

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750 and 333-117646) and Form F-3 (File No. 333-118354), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

This report on Form 6-K of RiT Technologies Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Press release dated March 2, 2010: Mayflex and RiT Technologies Announce Partnership New EPV Cabling Management Solution

Press release dated February 22, 2010: RiT Technologies Enhances Its Enterprise Offering With Active I Technology- Actionable Interface & Platform

Press release dated February, 1, 2010: RiT Technologies Launches New, Improved Version of EPV Real-Time Plug-&-Play Cabling Management Solution

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: March 15 2010	By:	/s/ Eran Ayzik
Eran Ayzik,
CFO

EXHIBIT INDEX

Exhibit Number                                Description of Exhibit

99.1	Press release dated March 2, 2010: Mayflex and RiT Technologies Announce Partnership New EPV Cabling Management Solution

99.2	Press release dated February 22, 2010: RiT Technologies Enhances Its Enterprise Offering With Active I Technology- Actionable Interface & Platform

99.3	Press release dated February, 1, 2010: RiT Technologies Launches New, Improved Version of EPV Real-Time Plug-&-Play Cabling Management Solution